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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 9)*

                                  ROPAK CORPORATION
                                   (Name of Issuer)

                             COMMON STOCK, $.01 par value
                            (Title of Class of Securities)

                                     776670 10 1
                                    (CUSIP Number)

                                    David Williams
                                    Deykin Avenue
            Witton, Birmingham B6 7HY, United Kingdom (011-44-21-238-2400)
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                  February 27, 1995
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the
          statement [   ].  (A fee is not required only if the reporting
          person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.















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          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).














































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                                     SCHEDULE 13D

          CUSIP No.  776670 10 1
          _________________________________________________________________
          1    NAMES OF REPORTING PERSON S.S. OR
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               LINPAC MOULDINGS LIMITED
          _________________________________________________________________
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) / /
                                                                    (b) / /
          _________________________________________________________________
          3    SEC USE ONLY
          _________________________________________________________________
          4    SOURCE OF FUNDS*
               WC
          _________________________________________________________________
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           / /
          _________________________________________________________________
          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               United Kingdom
          _________________________________________________________________
                               7   SOLE VOTING POWER
          NUMBER OF SHARES         2,841,303
            BENEFICIALLY
          _______________________________________________________
             OWNED BY          8   SHARED VOTING POWER
               EACH                -0-
             REPORTING
          _______________________________________________________
              PERSON           9   SOLE DISPOSITIVE POWER
               WITH                2,841,303

          _______________________________________________________
                              10   SHARED DISPOSITIVE POWER
                                   -0-
          _________________________________________________________________
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,841,303
          _________________________________________________________________
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*                                 / /
          _________________________________________________________________
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)













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               57.2%
          _________________________________________________________________
          14   TYPE OF REPORTING PERSON*
               CO
          _________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
          ATTESTATION.

















































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          Item 1.  Security and Issuer.

                    This Schedule 13D Amendment No. 9 is filed with respect to the Common Stock, $.01 par value (the "Common Stock"), of Ropak Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 660 South State College Boulevard, Fullerton, California 92631.

          Item 2.  Identity and Background

                    This Amendment is filed on behalf of LINPAC Mouldings Limited, a United Kingdom corporation ("LINPAC"). The address of LINPAC's principal business and principal office is Deykin Avenue, Witton, Birmingham B6 7HY, United Kingdom. LINPAC's principal business is injection moulding for plastic products. The following persons are the directors and executive officers of
          LINPAC:

                                        Business                 Principal
          Name           Position       Address                  Occupation

          M.J. Cornish   Chairman       LINPAC Group Limited     Chairman &
                         and Director   Evan Cornish House       Managing
                                        Windsor Road             Director
                                        Louth LN11 OLX           of LINPAC
                                        United Kingdom           Group

          D.A. Williams  Managing       LINPAC Mouldings         Managing
                         Director       Limited                  Director
                                        Deykin Avenue,           of LINPAC
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

          J.L. Doughty   Finance        LINPAC Mouldings         Financial
                         Director       Limited                  Director
                                        Deykin Avenue,           of LINPAC
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom


















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          R. Heaton      Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

          B. Taylor      Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

          J.P. Thorp     Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

          LINPAC is a wholly-owned subsidiary of LINPAC Group Limited, a United Kingdom corporation ("LINPAC Group"). The address of LINPAC Group's principal business and principal office is Evan Cornish House, Windsor Road, Louth, Lincolnshire, LN11 OLX, United Kingdom. LINPAC Group's principal business is to serve as a holding company. The following persons are the directors and executive officers of LINPAC Group:

                                        Business                 Principal
          Name           Position       Address                  Occupation

          M.J. Cornish   Chairman       LINPAC Group Limited     Chairman
                         and Managing   Evan Cornish House       and
                         Director       Windsor Road             Managing
                         (Executive)    Louth LN11 OLX           Director
                                        United Kingdom           of LINPAC
                                                                 Group

          H.M. Paisner   Director       Paisner & Co.            Solicitor
                         (Non-          Bouverie House
                         Executive)     154 Fleet Street
                                        London
                                        EC4A 2DQ
                                        United Kingdom













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                                        LINPAC GROUP Limited

          S.F. Robin     Director       5 Kensington             Retired
                         (Non-          High Street
                         Executive)     London
                                        W8 5NP
                                        United Kingdom

          A.T. Smith     Secretary and  LINPAC Group Limited     Secretary
                         Financial      Evan Cornish House       and
                         Director       Windsor Road             Financial
                         (Executive)    Louth LN11 OLX           Director
                                        United Kingdom           of Group

          R.A. Lang      Director       LINPAC INC               President
                         (Executive)    6400 Powers Ferry Rd NW  of LINPAC
                                        Suite 345                INC
                                        Atlanta
                                        Georgia 30339-2097
                                        USA

          M.C. Anderson  Director       LINPAC Plastics          Managing
                         (Executive)    Ltd.                     Director
                                        Al Business Park         of LINPAC
                                        Knottingley WF11OBS      Plastics
                                        United Kingdom           Interna-
                                                                 tional
                                                                 Limited

          D.A. Williams  Director       LINPAC Mouldings Limited Managing
                         (Executive)    Deykin Avenue,           Director
                                        Witton,                  of LINPAC
                                        Birmingham B6 7HY        Mouldings
                                        United Kingdom           Limited

          R.B. Redding   Director       LINPAC Containers        Managing
                         (Executive)      International Limited  Director
                                        Evan Cornish House       of LINPAC
                                        Windsor Road             Containers
                                        Louth LN11 OLX           Interna-
                                        United Kingdom           tional
                                                                 Limited

                    All of the foregoing individuals are citizens of the United Kingdom. During the past five years, neither LINPAC,













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          LINPAC Group nor any of their directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was or is any such person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.  Source and Amount of Funds or Other Consideration

                    LINPAC acquired the shares of Common Stock described in
          Item 5(c) below with internally generated funds.

          Item 4.  Purpose of Transaction

                    In September, 1994, LINPAC proposed a merger of a subsidiary of LINPAC into the Company whereby shareholders of the Company, other than LINPAC, would receive $10.50 per share in cash for their Common Stock (the "Merger Proposal"). See Form 13D Amendment No. 2 and Form 13D Amendment No. 3 for additional information on the Merger Proposal. The terms of the Merger Proposal were rejected by a Special Committee of the Board of Directors of the Company. On December 22, 1994, LINPAC withdrew its Merger Proposal and is currently evaluating all of its alternatives with respect to its investment in the Company, including purchasing additional shares through any means available or selling its shares, subject to its agreement with the Roper family in the Side Letter Agreement described in item 5(c).

          Item 5.  Interest in Securities of the Issuer

                    (a) The aggregate number of shares of Common Stock beneficially owned by LINPAC within the meaning of Section 13(d) of the Securities Exchange Act of 1934 is 2,841,303 or 57.2% of the total amount outstanding. This number of shares reflects an additional share of Common Stock to which LINPAC obtained beneficial ownership pursuant to the Option Agreement dated September 25, 1994 among LINPAC, certain Roper family members and the Company ("Option Agreement"). This share of Common Stock was not previously reported because it was inadvertently omitted from the Ropers' records of their Common Stock holdings at the time of the execution of the Option Agreement is a result of a review by the Roper family members of their Common Stock ownership. The shares of Common Stock reported in this Amendment No. 9 to













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          LINPAC's Schedule 13D have previously been reported as
          beneficially owned by LINPAC due to LINPAC's options in such Common Stock pursuant to the Option Agreement, which is more fully described in Amendments No. 2 and 3 to LINPAC's Schedule 13D previously filed with the Securities and Exchange Commission.

                    (b) LINPAC has the sole power to vote and to direct the disposition of all the shares of Common Stock beneficially owned by it.

                    (c) Since Schedule 13D Amendment No. 8 was filed with the Securities and Exchange Commission on January 20, 1995, LINPAC has purchased a total of 992,838 shares of Common Stock. On February 27, 1995, LINPAC acquired 985,520 shares of Common Stock from certain members of the Roper family, the controlling stockholder group of the Company (the "Roper Family"), for a purchase price of $10.50 per share pursuant to that certain Purchase Agreement dated February 27, 1995 among LINPAC and various members of the Roper Family (the "Purchase Agreement"), attached hereto as Exhibit 99.N. Pursuant to the Purchase Agreement, LINPAC paid certain Roper Family members approximately $5.00 per share (the difference between the option price and $10.50) for terminating options to purchase 132,000 shares of Common Stock. In addition, as a condition to the Purchase Agreement, LINPAC agreed with the Roper Family in a Side Letter Agreement (the "Side Letter Agreement"), attached hereto as
          Exhibit 99.M, that if LINPAC does not commence a tender offer (subject to reasonable or customary conditions) or institute other actions to offer all outstanding stockholders the right on or before April 30, 1995, to sell their shares to LINPAC for $10.50 per share then LINPAC would take such action as is necessary to provide the stockholders of the Company with an opportunity at the earliest practicable date; provided, however, LINPAC's obligations will not apply if the Company is subject to material and adverse litigation or unanticipated events affecting the valuation of the Company. In connection with the purchase of all of the Common Stock held by the Roper Family members, LINPAC agreed to guarantee all obligations of the Company under the employment agreements entered into by the Company and William Roper, Robert Roper and C. Richard Roper, respectively, on February 27, 1995 (collectively, the "Employment Agreements"). The shares of Common Stock, which are reported in this Amendment No. 9 to LINPAC's Schedule 13D, have previously been reported as beneficially owned by LINPAC due to LINPAC's options to purchase Common Stock pursuant to that certain Option Agreement dated













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          September 25, 1994 between the Company, LINPAC and certain Roper
          Family members, which is more fully described in Amendments No. 2 and 3 to LINPAC's Schedule 13D previously filed with the Securities and Exchange Commission. This Option Agreement was terminated pursuant to the Side Letter Agreement.

                    On February 10, 1995, LINPAC purchased 7,318 shares of Common Stock held by certain Roper Family members for $10.50 per share pursuant to Stock Purchase Agreements, attached hereto as Exhibits 99.O and 99.P. LINPAC has previously reported these shares as beneficially owned by LINPAC in Amendments No. 2 through 8 of LINPAC's Schedule 13D previously filed with the Securities and Exchange Commission.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

                    On February 27, 1995, LINPAC entered into the Purchase Agreement in which it agreed to purchase the Common Stock held by the Roper Family members for $10.50 per share. In connection with such purchase, LINPAC agreed pursuant to the Side Letter Agreement that, on or prior to April 30, 1995, subject to certain conditions, LINPAC would either commence a tender offer, propose a merger or institute other actions to provided other stockholders of the Company the opportunity to sell their Common Stock for $10.50 per share (for more information on these obligations, see Item 5(c) above and Exhibit 99.M attached hereto).

          Item 7.  Material to Be Filed as Exhibits

                    Exhibits A, B and C are incorporated herein by reference to the Schedule 13D amended hereby that was filed on behalf of LINPAC on May 26, 1992. Exhibits D and E are incorporated herein by reference to the Schedule 13D Amendment No. 1 amended hereby that was filed on behalf of LINPAC on June 12, 1992. Exhibit F is incorporated herein by reference to the Schedule 13D Amendment No. 2 amended hereby that was filed on behalf of LINPAC on September 29, 1994. Exhibit G is incorporated herein by reference to the Schedule 13D Amendment No. 3 amended hereby that was filed on behalf of LINPAC on October 18, 1994. Exhibit H is incorporated herein by reference to the Schedule 13D Amendment No. 4 amended hereby that was filed on behalf of LINPAC on November 10, 1994. Exhibit I and Exhibit













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          J are incorporated herein by reference to the Schedule 13D
          Amendment No. 5 amended hereby that was filed on behalf of LINPAC on December 2, 1994. Exhibit 99.K is incorporated herein by reference to the Schedule 13D Amendment No. 6 amended hereby that was filed on behalf of LINPAC on January 11, 1995. Exhibit L is incorporated herein by reference to the Schedule 13D Amendment No. 8 amended hereby that was filed on behalf of LINPAC on January 20, 1995. Attached hereto as Exhibit 99.M is a copy of the Side Letter Agreement dated February 27, 1995 among LINPAC and various members of the Roper Family. Attached hereto as
          Exhibit 99.N is a copy of Stock Purchase Agreement dated February 27, 1995 among LINPAC Mouldings Limited and certain members of the Roper family. Attached hereto as Exhibit 99.O is a copy of the Stock Purchase Agreement dated February 10, 1995 among LINPAC Mouldings Limited and C. Richard Roper, as Custodian for Cathy Diane Roper under the Uniform Transfer for Minor Act. Attached hereto as Exhibit 99.P is a copy of the Stock Purchase Agreement dated February 10, 1995 among LINPAC Mouldings Limited and C. Richard Roper, as Custodian for Robert Richard Roper under the Uniform Transfer for Minor Act.

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


          Date: March 7, 1995

                                             LINPAC MOULDINGS LIMITED


                                             By:  /s/ David Williams
                                                  Managing Director

              ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                 CONSTITUTE CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)





















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                                    EXHIBIT INDEX

                                  Exhibit                          Page No.

          Exhibit A - Letter from Massachusetts Mutual Life            (1)
          Insurance Company and MassMutual Corporate Investors to LINPAC Mouldings Limited c/o Stanley H. Meadows, dated May 15, 1992.

          Exhibit B - Letter from Stanley H. Meadows to                (1)
          Massachusetts Mutual Life Insurance Company and
          MassMutual Corporate Investors dated May 15, 1992.

          Exhibit C - LINPAC Mouldings Limited Power of                (1)
          Attorney to Stanley H. Meadows, P.C.

          Exhibit D - Stock Purchase Agreement between                 (2)
          Massachusetts Mutual Life Insurance Company and
          LINPAC Mouldings Limited, dated June 12, 1992.

          Exhibit E - Stock Purchase Agreement between                 (2)
          MassMutual Corporate Investors and LINPAC Mouldings
          Limited, dated June 12, 1992.

          Exhibit F - Option Agreement among LINPAC Mouldings          (3)
          Limited, LINPAC Mouldings, Inc. and certain stockholders of the Company.

          Exhibit G - Share Purchase Agreement between LINPAC          (4)
          Mouldings Limited and National Bank of Canada dated
          October 14, 1994.

          Exhibit H - LINPAC Mouldings Limited Power of Attorney       (5)
          to Stanley H. Meadows, P.C. and Scott M. Williams.

          Exhibit I - Letter dated November 25, 1994 to McDermott,     (6)
          Will & Emery from Fidelity Management & Research Co.
          ("Fidelity").

          Exhibit J - Letter dated December 2, 1994 from David         (6)
          Williams to Ropak Corporation.

          Exhibit 99.K - Stock Purchase Agreements dated December 29, 1994
          (7)
          between LINPAC and various employees of the Company













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          Exhibit 99.L - Stock Purchase Agreement dated January 12, 1995(8)
          among LINPAC Mouldings Limited, Chesapeake Partners Limited Partnership, Chesapeake Partners International Fund Ltd. and Chesapeake Partners Institutional Fund Limited Partnership


          Exhibit 99.M - Side Letter Agreement dated February 27, 1995 among LINPAC Mouldings Limited and certain members of the Roper Family.

          Exhibit 99.N- Stock Purchase Agreement dated February 27, 1995 among LINPAC Mouldings Limited and certain members of the Roper family holdings Common Stock.

          Exhibit 99.O- Stock Purchase Agreement dated February 10, 1995 among LINPAC Mouldings Limited and C. Richard Roper, as Custodian for Cathy Diane Roper under the Uniform Transfer for Minor Act.

          Exhibit 99.P- Stock Purchase Agreement dated February 10, 1995 among LINPAC Mouldings Limited and C. Richard Roper, as Custodian for Robert Richard Roper under the Uniform Transfer for Minor Act.




          (1) Incorporated by reference to the Schedule 13D amended hereby that was filed on behalf of LINPAC Mouldings Limited on May 26, 1992.

          (2) Incorporated by reference to the Schedule 13D Amendment No. 1 amended hereby that was filed on behalf of LINPAC Mouldings Limited on June 12, 1992.

          (3) Incorporated by reference to the Schedule 13D Amendment No. 2 amended hereby that was filed on behalf of LINPAC Mouldings Limited on September 29, 1994.

          (4) Incorporated by reference to the Schedule 13D Amendment No. 3 amended hereby that was filed on behalf of LINPAC Mouldings Limited on October 18, 1994.

          (5) Incorporated by reference to the Schedule 13D Amendment No. 4 amended hereby that was filed on behalf of LINPAC Mouldings Limited on November 10, 1994.













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          (6)     Incorporated by reference to the Schedule 13D Amendment
                  No. 5 amended hereby that was filed on behalf of LINPAC Mouldings Limited on December 2, 1994.

          (7) Incorporated by reference to the Schedule 13D Amendment No. 7 amended hereby that was filed on behalf of LINPAC Mouldings Limited on January 11, 1995.

          (8) Incorporated by reference to the Schedule 13D Amendment No. 8 amended hereby that was filed on behalf of LINPAC Mouldings Limited on January 20, 1995.


          03\03\95\32875\010\EDGAR\1013DHJS.008